Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.

Subject Company: NPS Pharmaceuticals, Inc.

Enzon Pharmaceuticals, Inc.

Commission File No. 000-23272

The following presentation was given by David Clark and Thomas Marriott of NPS Pharmaceuticals, Inc. (“NPS”) at the CIBC World Markets Annual Biotechnology and Specialty Pharmaceuticals Conference held in New York, NY on May 1, 2003.

Moderator: David Clark

May 1, 2003

11:00 a.m. EST

ALAN: I’m a part of the biotechnology research team at CIBC. This morning, it’s a pleasure to introduce David Clark, the VP of Operations for NPS. And then, following him will be Tom Marriott, the VP of Development at NPS. NPS, as you know, there was a recent merger announcement, I guess not so recent now, with Enzon. So, I guess as of June, there will be a new company, and we’re all kind of wondering what the name of the new company’s going to be, but we’re not going to find out today.

So NPS is really, they have an exciting compound in Phase III development called PREOS. I think that’s what they’re going to focus on today. That’s a compound for osteoporosis. We’ve also had some recent positive data for AMG073, a partnering product with Amgen, and that’s for hyperparathyroidism.

So, David?

DAVID CLARK, VP OF OPERATIONS, NPS PHARMACEUTICALS: Thanks, Alan. We appreciate the invitation to be here. Thanks to you and thanks to Matt and your colleagues at CIBC. We are anxious to give you an update of where we’re at, especially with PREOS, and to mention a couple of other things that are important also, so let’s dive in.

I’m going to, as I start, make just a couple of qualifying statements. First off, you should be aware that some of what we say will be forward-looking in nature and you should be cognizant of the fact that actual results may differ materially from those that we may project. Given that fact, if you need additional information about NPS or Enzon, you can contact us directly or you can go to our web site or you can refer to documents filed with the SEC. One of those documents that we filed with the SEC is our S-4 registration statement done in connection with the proposed merger between NPS and Enzon. I can tell you that we filed that document at the end of March and just at the end of last week we received our first round of comments from the SEC on the S-4.

We’re in the process right now of responding to those comments. We’re also, we, that is, both companies, are in the process of preparing their 10-Qs to report first quarter results and we’re preparing for our quarterly calls, which will come up in the next couple of weeks. Given all of that activity, we are in a quiet period right now where we’re not in a position to discuss details of the merger. That’s one of the reasons that our counterparts at Enzon are not with us here today. We’re going to focus just on the technologies that we think our of importance to you, so, just so you’ll know a little bit about where we’re coming from in relation to that whole process.

I will mention also just very quickly that with the preparation of our response to the SEC’s comments, we are in a position where we’ll probably be able to have the S-4 be effective toward the end of this month. We’ll then be mailing out proxies and the shareholders meetings for approval of this transaction will occur in late June or perhaps early July, just to give you an idea of what the rough timing connected with that is.

What I will do is just give you a very brief overview of the transaction in terms of its purposes. The idea behind the combination of these companies was to bring two strong companies together to make an even stronger company that we believe will be positioned as a leader in the biotech industry based on a sustainable pipeline, a defined path to profitability and a fully integrated infrastructure. You can see that graphically in this slide in terms of how we combine the strengths of the companies.

Enzon is a company that’s product oriented, with some gaps in the pipeline. When you layer on the strengths of NPS and its pipeline, you can see that we have a chance to be, as I said, fully integrated, a very strong company on a going forward basis in terms of the products that we have in the marketplace and that we intend to introduce into the marketplace. This is a graphic representation of our pipeline, which you can see, is deep and diverse, addressing a number of different unmet medical needs.

We’re also very pleased with the way this pipeline shakes out in terms of its combination of proprietary and partnered programs, which we think reduces risk and maximizes opportunities for value creation. In just a moment, I’m going to turn this over to Dr. Marriott for discussion, as Alan said, of PREOS, with a brief mention of another program also. But I also like to just point out that we have had recent good news from Amgen, in terms of Cinacalcet. They’ve mentioned that they have now unblinded data from the first of their Phase III trials with Cinacalcet and dialysis patients with secondary hyperparathyroidism.

They’ve said that those data are very positive. They’ll be reporting those specifically later this year in peer review publications and at scientific meetings, but in the meantime, they’ve reiterated their intention to file the NDA in the second half of the this year. And they also mentioned on their call that they’ll be seeking an expedited review of that application from the FDA. So, we’re excited about Amgen’s progress with Cinacalcet and look forward to the launch of that important product.

Well, with that brief overview, I’m going to turn it over to Dr. Marriott and he’ll dive right into a discussion of PREOS.

TOM MARRIOTT, VP OF DEVELOPMENT RESEARCH, NPS PHARMACEUTICALS: Thank you, Dave. My name’s Tom Marriott. I’m the VP of Development Research of NPS and I’m going to spend the next few minutes describing primarily the work that we’re doing with PREOS, our recombinant human parathyroid hormone that’s in Phase III. I’ll also spend just a very few minutes on ALX 0600, a promising drug that we have at the end of Phase II, or early Phase II, for treatment of a variety of GI disorders. I will also be available in the room next door for approximately a half an hour to answer questions since I’ll run through this relatively rapidly. So, we’ll dive right in, as Dave said.

We’re currently developing human recombinant parathyroid hormone, otherwise known as PREOS, for the treatment of women with osteoporosis and defined by any of a number of acceptable criteria, including BMD of less than -2.5. We expect our pivotal Phase III trials will show that PREOS increases bone mass and decreases the incidence of vertebral fractures. That’s the primary end point of the study.

We also expect that we’ll show that it increases bone mass and bone strength, at both the hip and wrist. And with other studies in our program, that I will also talk about, we will show that PTH can be used in combination with anti-resorptive agents to increase bone strength and bone mass. We have seven programs, seven studies that will be included in the NDA. I’m going to talk about the last four. The first two are the, or first three are, the single-dose safety studies and the Phase II program, Phase II study.

Actually, a publication has been prepared and submitted to the authors for final review before we send it to a peer review journal within the next month. There are a couple of additional studies that we’re in the process of putting together that will not be in the initial NDA, but will be in supplements to the NDA. One is the study in male osteoporosis and the other is in the study of patients that have been on long-term alendronate use to demonstrate that, in fact, if you add PTH to that regiment, that you will, in fact, increase bone mineral density in those patients.

First, the study that I’m going to talk about is our pivotal Phase III trial, the TOP study for treatment of osteoporosis with PTH. This is a 2,600-patient study in postmenopausal women with osteoporosis with or without a fracture. So the inclusion criteria is, the patients have a BMD of less than -2.5 or more than 2.5 standard deviation below that of a healthy normal woman. This is different than the inclusion criteria that Lilly used in their Phase III trial. In their Phase III trial, they only included women with severe osteoporosis, that is women that had at least two vertebral fractures or osteoporotic fractures.

So, our patient population is broader in scope than that Lilly studied in their Phase III trial. Ours is an 18 month treatment period, multi-centered study. We have 170 sites approximately in nine countries: the US, Canada, Mexico, Brazil, Argentina, Israel, Romania, Bulgaria and Russia. It is randomized, it is double-blind. All of the patients are on background therapy, on calcium and vitamin D, which is standard treatment or therapy for the prevention of osteoporosis for women that are postmenopausal. We’ve included a Data and Safety Monitoring Board in the trial to ensure that those patients that are receiving placebo injections of PTH are in fact being managed safely so that if they begin to show significant increase in, or decrease in, bone mineral density and increased loss of bone, during the course of the study, the DSMB is there to look at them and pull them out of the study so that we manage patient safety as best possible.

We also have an open label extension that will allow us to continue treatment for a maximum of twenty four months, which is the current limitation that Lilly is under for the use of Forteo. The primary end point in the study is decrease in vertebral fractures as measured at eighteen months. We’re also doing x-rays at month twelve so that we can detect the changing fracture incidence at month twelve. This is something that Lilly did not do in their Phase III trial. They only took x-rays at the end of the study, so we believe we have a reasonable possibility of seeing significant decrease in fractures at a twelve-month period, earlier than Lilly was able to show.

There’s obviously a large number of other secondary endpoints. I’ve listed a couple here: fracture incidence at all other sites, change in bone mineral density at the spine over the entire course of the study, change in bone mineral density of the whole body and at the primal neck, and increases in bone mineral content at a variety of sites in the study.

The typical safety variables are being looked at in the study. A couple of important ones that we’re looking especially hard at, to make, to see if we can’t differentiate ourselves from Forteo, are blood pressure, because we know that in Lilly’s Phase III trials, they showed a significant incidence of hypotension for patients in the study, and that’s led to a warning on their label. We’re also looking for the appearance of antibodies to parathyroid hormone. And we did not see any antibody formation in our Phase II trial. We expect to be able to confirm that in the Phase III trial. That’s clearly different than Lilly’s results, where they showed a dose-dependent increase in antibodies to teriparatide in their pivotal Phase III trial.

There are a number of additional valuations that we’re doing in this study to look at, or demonstrate improvement in bone quality, the effect of PTH on bone and the acceptability of the treatment to patients with osteoporosis. Probably the most interesting is the pQCT, which is a procedure similar to that used in the PaTH study, which I’ll talk about in a second, which is a three-dimensional look at bone and gives you a much better picture of bone quality than the typical two-dimensional bone mineral density evaluation.

The next study that I’ll talk about is the POWER study, for PTH for osteoporotic women on estrogen replacement. This is a study that’s being conducted outside of the US in the UK, Denmark and Poland, specifically to help us bolster our applications outside of North America. This study is 150 osteopenic women with or without a fracture. So in this case, the bone mineral density requirement is BMD more than two standard deviations below normal, not more than two-and-a-half, so by definition these women do not have to have osteoporosis to get into the study. They simply have to have low bone mineral density. It’s a thirty six month study, twenty four months of treatment with PTH and then a twelve month follow-up period to observe the effects on bone when we stop giving PTH but continue with the estrogen replacement therapy and with calcium vitamin D.

All of the patients are on stable estrogen replacement therapy with or without a progestin, and are on daily calcium and vitamin D supplements. There are two treatment groups, where 100 micrograms of PTH, the same dose we’re using in our pivotal Phase III trial, is added on or the patients get a placebo injection. In this case, BMD is the primary end point for the study. We’re simply showing the position that if you have a patient that is on a stable dose of hormone replacement therapy, that if you add PTH you can see a significant increase in BMD and that it can be safely added to their existing regimen.

We’ve also built a stopping rule into this study because interestingly enough, we believe that the combination effect will be such that some of our patients will actually get back to normal bone mineral density. That is, a bone mineral density that’s more than one standard deviation above or below normal, so somewhere in the zero to minus one range.

The next study that I’ll talk about is the PaTH study. This is PTH, in capital letters, and little alendronate. So it’s a combination study. There are four arms in this study. The first arm and the fourth arm are the same in the first year. So it’s PTH alone, with alendronate placebo tablets. PTH plus alendronate 10 milligrams a day. And then the third group is PTH placebo injection and alendronate 10 milligrams a day. And then the fourth group is a replica of the first. The purpose of this first year of the study is to show that the combination, or to investigate whether the combination, of PTH and alendronate is significantly better than either one of the agents alone.

And then the second year of the study is to investigate whether once BMD has been increased by the administration of PTH, if you can maintain that increase by adding a bisphosphonate in following years. The results: 238 women were enrolled in the study. The study finished its first year at the end of September of last year. The PaTH study group is in the process of preparing manuscripts describing results of the first year. They’ve also said that they’ve submitted abstracts to the ASBMR for a presentation in the fall.

The data that we know about at this point is that the safety and efficacy of PTH in the PaTH study is consistent with what we saw in our Phase II trial, that the results with respect to bone mineral density are comparable to results that have been presented [INAUDIBLE] in other studies of Forteo and of Fosamax alone, and that the QCT data, the quantitative computerized tomography data, which is the three-dimensional look at bone quality, demonstrates that PTH has a significant positive effect on both BMD and bone quality as measured by that technique. We think that’s very positive for us and really look forward to seeing the abstracts and the manuscript published.

The last study that I’ll talk about is the open label extension study or the OLES study as we refer to it. The three primary objectives of this study are to provide PREOS to patients that were randomized to placebo in the TOP trial. So this is an open label extension for patients that are in our pivotal trial. One of the things that we told patients and the DSMB and the institutional review board prior to starting the TOP study is that we would guarantee that all of the patients that got into the TOP study would get at least eighteen months of PTH treatment.

And that the way we were going to do that was they were going to be randomized to either PTH or placebo in the TOP study. If they got placebo in the TOP study, they would be guaranteed of getting PTH in the open label extension and that at the end of three years, eighteen months in the TOP study and eighteen months in the open label extension, their increase in bone mineral density on PTH would be better than that than if they had gotten three years of Fosamax. And that in the end, there was no disservice to the patients by allowing them to go on to eighteen months of placebo treatment in the TOP study.

One of the other advantages of the open label extension is that it allows us to give PTH or PREOS for an additional six months so that we can get to the maximum allowed, currently allowed, limit by the FDA, based on Lilly’s teriparatide data. So we can have a significant number of patients that will be receiving PTH for up to 24 months, which is significantly longer than Lilly gave because, as you remember, in their Phase III trial, they terminated at a median treatment of about nineteen months.

And finally, it allows us to gather additional safety and efficacy data on PTH. As I said, it is an eighteen month open label extension. Two treatment groups, those that got 100 micrograms of PREOS in the TOP study get an additional six months of PREOS in the open label extension. Those that receive placebo in the TOP study get eighteen months of PREOS in the open label extension. We’re obviously looking at safety, bone mineral density, fracture data are being collected. We also built a stopping rule into this because we believe there will be some patients that at the end of twenty four months of treatment with PREOS will be, will have approached normal BMD.

We currently have over 650 patients enrolled in the open label extension and 93 of those patients continue to be active. The fact that we have more than 600 patients that have rolled over into this study indicates to us that the acceptability of our pen injector device is in fact quite good because women have already injected themselves for eighteen months and they’re willing to roll over into an open label extension where they’re going to continue to inject themselves for another eighteen months. So, we’re quite encouraged by the number of people that have moved from the TOP study into the open label extension.

This is the overall timeline for the development of PREOS. As I said, we completed enrollment in our pivotal Phase III trial in March of last year. We complete the eighteen months dosing in September of this year. We expect to have a carcinogenicity study report by the end of this year, a Phase III study report at the end of the first quarter of next year and are targeting an NDA in the middle of 2004.

The last thing that I’d like to talk about with respect to PREOS is one of the things that we believe will distinguish the pharmacology of PREOS from that of teriparatide. And that relates to the fact that we’re dealing with the intact parathyroid hormone molecule in PREOS, and teriparatide is only the end terminal fragment. And we know that, not only is there a receptor for the end terminus, but there is also a receptor for the carboxy terminal fragment or carboxy terminal end of the parathyroid molecule.

We know that these carboxy terminal fragments have some biological activity that is very different from the end terminus. Specifically, that they have a positive effect on the alkaline phosphatase activity and the expression of osteocalcin in mRNA and in osteoblasts, indicating that they have a different effect on osteoblasts than the end terminal. They stimulate collagen gene expression. They inhibit osteoclast degensis and induce apoptosis by the osteocyte. And the osteocytes are the cells that become osteoblasts, that ultimately become the cells that are the osteosarcoma.

So if, in fact, you’ve stimulated the turnover of those cells and the end terminus inhibits the turnover of those cells, we believe it’s the normal balance of the two ends of the molecule that are necessary to maintain normal bone health and the normal management of serum calcium. This is just a different way of portraying how we’re looking at the effects of the two ends of the molecule. One is the end terminal end, which is anti-apoptotic, that is, it inhibits apoptosis of the osteoblast. It’s the end that’s responsible for the calcemic effect when PTH is administered and it’s pro-resorptive.

The other end, the fee terminus end, here shown with the 84, is pro-apoptotic, it’s anti-calcemic and its and anti-resorptive. So the two ends of the molecule have very different pharmacological activities and we believe that it is the need for the intact molecule that is important in maintaining normal bone turnover and normal homeostasis of calcium in the body.

The last thing that I’d like to spend two slides on, because we’re just about to run out, according to this we ran out, of time, is ALX 0600, which is an analog of the naturally occurring hormone GLP 2, which is a molecule that stimulates the growth of the intestinal lining and facilitates absorption of nutrients. We have orphan drug status for this molecule in both the US and Europe for the treatment of Short Bowel Syndrome, SBS. We’ve completed a pilot Phase II study in adult patients with SBS, we’ve demonstrated that ALX 0600 was safe and well-tolerated, that it significantly increased intestinal absorption in patients that are dependent on parenteral nutrition.

So, we saw a significant increase in fluid absorption from the GI tract and absorption of energy from the GI tract, a significant decrease in fecal output and energy in the feces. We also showed that ALX 0600 resulted in significant morphological changes that were consistent with the increase in nutrient absorption that we saw. We saw an enhanced crypt and villus architecture, indicating that we had significantly increased the mucosal surface area, which was the thing that ultimately results in facilitating absorption of nutrients from the GI tract.

And with that, I’ll stop. We’ll move next door to answer questions that you might have.

[INAUDIBLE]

What? Yes, this is the fun part.

UNKNOWN MALE #2: Bye.

TOM MARRIOTT: We’ll see you later.

[INAUDIBLE]

END

***

Cautionary Statement For The Purpose Of The “Safe Harbor”

Provisions Of The Private Securities Litigation Reform Act Of 1995

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’s and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed a preliminary joint proxy statement/prospectus with the SEC in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.